UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: July 15, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

CENTRAL FUND UNDERWRITER EXERCISES ITS RIGHT.

EQUITY OFFERING INCREASES TO U.S.$150,052,500.

FOR IMMEDIATE RELEASE

On July 15, 2008

To Marketwire and

U.S. Disclosure Circuit

TSX SYMBOL: AMEX SYMBOL:	CEF.A and CEF.U CEF

TORONTO, Ontario (July 15, 2008) - Central Fund of Canada Limited (“Central Fund”) is pleased to announce that CIBC World Markets Inc. has exercised its right to purchase an additional 1,485,000 Class A Shares at a price of US$13.50 per Class A Share, for additional gross proceeds of U.S.$20,047,500 to Central Fund. CIBC World Markets Inc. agreed earlier this morning to underwrite 9,630,000 Class A Shares for gross proceeds of U.S.$130,005,000.

The underwritten price of U.S.$13.50 per Class A Share was non-dilutive and accretive for the existing shareholders of Central Fund. The additional net proceeds are being substantially invested in gold and silver bullion, in keeping with the policies established by the board of directors of Central Fund, for settlement at closing of the issue. The additional capital is expected to reduce the annual expense ratio in favour of the shareholders of Central Fund.

The Class A Shares of Central Fund are qualified investments for RRSPs, DPSPs, RRIFs, RESPs and RDSPs. The Class A Shares are also eligible investments in the United States for various regulated investors and accounts.

Central Fund has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. An investor should read the base shelf prospectus including the Prospectus Supplement and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central Fund and this offering. You may obtain a copy of the base shelf prospectus and a prospectus supplement in respect of the offering to be filed in the United States from CIBC World Markets Corp., 300 Madison Avenue, New York, New York 10017 or request a copy by telephone at 212-667-7014. You may obtain a copy of the base shelf prospectus and a prospectus supplement in respect of the offering to be filed in Canada from CIBC World Markets Inc., by requesting a copy by fax 416-594-7242 or telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Central Fund’s Class A Shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund’s auditors and bank representatives. Class A Shares are quoted on the AMEX, symbol CEF and the TSX, symbol CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878

Website: www.centralfund.com . Email: info@centralfund.com.